SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02058643

PE
9-1-02

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of September, ~~19~~ 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

RECD S.E.C.
SEP 2 3 2002
1086

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

PROCESSED
SEP 2 4 2002
THOMSON
FINANCIAL

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date September 19, 2002 By ______________________
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

THE WHARF (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

i-CABLE COMMUNICATIONS LIMITED
(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 17th September, 2002, a deed was entered into between i-CABLE Communications Limited and a wholly-owned subsidiary of The Wharf (Holdings) Limited for the early redemption of a portion, amounting to HK$1,500 million, of the convertible bonds issued by i-CABLE to such wholly-owned subsidiary of Wharf under a deed poll dated 18th November, 1999.

The bonds are of a total amount of HK$1,800 million with interest fixed at 4% per annum, and are due for redemption at face value on 23rd November, 2003. i-CABLE has surplus funds of about HK$1,500 million earning a yield of less than 2% per annum pending the redemption of the bonds. To reduce the net financing cost to i-CABLE, therefore, the directors of i-CABLE have proposed to utilise the surplus funds for early redemption of HK$1,500 million worth of the bonds at face value.

The proposed transaction constitutes a connected transaction (as explained below) for both Wharf and i-CABLE, and particulars of the proposed transaction and certain other information are given below in accordance with the relevant requirements of the Listing Rules. The proposed transaction is conditional upon, *inter alia*, approval by independent shareholders of i-CABLE.

BACKGROUND:

Before the commencement of listing of i-CABLE Communications Limited ("**i-CABLE**") on the Stock Exchange on 24th November, 1999, a deed poll was constituted on 18th November, 1999 by i-CABLE for the issue of certain bonds in the amount of HK$1,800 million (the "**Bonds**"). The Bonds were fully subscribed by a wholly-owned subsidiary of The Wharf (Holdings) Limited ("**Wharf**") and are due for full redemption at face value on 23rd November, 2003, or, at the option of the holder of the Bonds (the "**Bondholder**"), convertible into approximately 151 million new shares of i-CABLE upon full conversion at a conversion price of HK$11.95 per share, with such conversion right exercisable by the

Bondholder at any time from 24th November, 1999 to 23rd November, 2003. The Bonds have a 4-year term from 24th November, 1999 with interest payable semi-annually in arrears at 4% per annum.

Following recent negotiations between i-CABLE and the Bondholder, the parties have agreed to enter into a deed (the "**Deed**") for the early redemption of part of the Bonds in the principal amount of HK$1,500 million (the "Proposed Transaction"). The balance of the Bonds amounting to HK$300 million will be due for redemption on 23rd November, 2003 under the abovementioned deed poll dated 18th November, 1999.

The Proposed Transaction contemplated by the Deed constitutes a connected transaction for both Wharf and i-CABLE. Particulars of the Proposed Transaction, the main terms of the Deed and certain other information are given below in accordance with the relevant requirements of the Listing Rules.

PARTICULARS OF THE DEED:

Date: 17th September, 2002

Parties: Issuer : i-CABLE

Bondholder : Wharf Communications Limited, a wholly-owned subsidiary of Wharf

Main terms of the Deed:

Conditional upon the approval of the Deed by the independent shareholders of i-CABLE and any relevant authorities, if required (the "**Conditions**"), i-CABLE will redeem at face value a portion of the Bonds in the amount of HK$1,500 million (the "**Redeemable Bonds**") together with the accrued interest thereon for the period from 1st July, 2002 up to but excluding the date of completion of the Proposed Transaction payable in cash within five business days from the date on which all the Conditions have been fulfilled.

REASONS FOR THE TRANSACTION:

Following the successful listing of i-CABLE and the satisfactory business performance since the listing, the i-CABLE group at present holds surplus funds of approximately HK$1,500 million. Due to low prevailing interest rates which are not expected to rise substantially in the near term, the average yield on such surplus funds is presently less than 2% per annum which is far below the 4% per annum payable on the Bonds. The Proposed Transaction represents a good opportunity for the i-CABLE group to reduce its net financing cost substantially and to improve its profit attributable to shareholders. i-CABLE believes cash to be generated from operations (and bank credit facilities, if necessary) will be sufficient to cover its operating and capital expenditures in the near term.

The fund for redeeming the Redeemable Bonds (the "**Redemption Money**") will primarily be funded from i-CABLE's internal resources and temporary bank credit facilities if required until securities held by i-CABLE as surplus funds can be liquidated without penalty.

As for Wharf, the redemption by i-CABLE of the Redeemable Bonds under the Proposed Transaction will improve the Wharf group's liquidity. Following completion of the Proposed Transaction, the Wharf group, which already has a substantial amount of its investment in i-CABLE over the past years recovered, may use the Redemption Money received to reduce some of its existing borrowings which carry an interest higher than the 4% per annum on the Bonds, or for other appropriate investment opportunities with a more attractive return. Therefore, the Proposed Transaction is also beneficial to Wharf and its shareholders as a whole.

GENERAL:

The principal business activities of the Wharf group are ownership of properties for letting, property development and investment, container terminals and communications, media and entertainment.

The principal business activities of the i-CABLE group are the provision of pay television and Internet & multimedia services.

The directors, including the independent non-executive directors of Wharf, of both Wharf and i-CABLE who have participated in the consideration and approval of the Deed are of the opinion that the Deed and the terms thereof are on normal commercial terms, and that the entry into of the Deed is in the commercial interests of the Wharf and the i-CABLE groups respectively. The Deed is entered into after due negotiations between i-CABLE and the Bondholder on an arm's length basis with reference to the prevailing market conditions.

REGULATORY ASPECTS:

As i-CABLE is a non wholly-owned subsidiary of Wharf, the Proposed Transaction constitutes a connected transaction for both Wharf and i-CABLE under the Listing Rules.

As regards Wharf, the Redemption Money represents more than 0.03% but less than 3% of the latest audited consolidated net tangible asset value of Wharf as at 31st December, 2001. The Proposed Transaction therefore falls under Rule 14.25(1) of the Listing Rules and is not subject to approval by shareholders of Wharf.

As regards i-CABLE, the Redemption Money represents more than 3% of the latest audited consolidated net tangible asset value of i-CABLE as at 31st December, 2001. i-CABLE will convene an extraordinary general meeting of shareholders ("**EGM**") at which an ordinary resolution will be put to shareholders to approve the Deed and the Proposed Transaction. Wharf and its associates (as defined in the Listing Rules) will abstain from voting at the EGM.

An independent board committee (the "**Independent Committee**") comprising independent non-executive directors of i-CABLE has been appointed to consider the terms of the Deed and to advise the shareholders of i-CABLE as to whether the Proposed Transaction and the terms thereof are fair and reasonable. An independent financial adviser will be appointed to advise the Independent Committee in relation to the terms of the Deed. A circular containing, *inter alia*, details of the Proposed Transaction, the Deed, a letter of advice from the independent financial adviser addressed to the Independent Committee, the recommendation of the Independent Committee to the shareholders and a notice of the EGM will be despatched to the shareholders of i-CABLE as soon as practicable in accordance with the Listing Rules.

A further announcement will be issued by i-CABLE upon the Deed becoming unconditional. Furthermore, particulars of the Proposed Transaction after approval will be disclosed in the next annual report and accounts of Wharf for the year ending 31st December, 2002 in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

By Order of the Directors of
THE WHARF (HOLDINGS) LTD.
Wilson W. S. Chan
Secretary

By Order of the Directors of
i-CABLE COMMUNICATIONS LTD.
Wilson W. S. Chan
Secretary

Hong Kong, 17th September, 2002

"Please also refer to the published version of this announcement in The Standard and Hong Kong Economic Journal both dated 18th September, 2002."